Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the

Securities Exchange Act of 1934, as amended

Filer: Actavis plc

Subject Company: Allergan, Inc.

Form S-4 File No. 333-201242

Explanatory Note: The following contains excerpts of a presentation delivered by Actavis plc at its Investor Meeting held on February 18, 2015.

INVESTOR

DAY

2015

1

ACTAVIS CAUTIONARY STATEMENT REGARDING

FORWARD-LOOKING STATEMENTS

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,”

“forecast,” “outlook,” “targets,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Allergan acquisition, including future financial and operating results, Actavis’ and Allergan’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Allergan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Allergan acquisition; subsequent integration of the Allergan acquisition and the ability to recognize the anticipated synergies and benefits of the Allergan acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Actavis shareholder approvals; the risk that a condition to closing of the Allergan acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Allergan’s products; Actavis’ and Allergan’s ability to successfully develop and commercialize new products; Actavis’ and Allergan’s ability to conform to regulatory standards and receive requisite regulatory approvals; availability of raw materials and other key ingredients; uncertainty and costs of legal actions and government investigations; the inherent uncertainty associated with financial projections; fluctuations in Actavis’ operating results and financial condition, particularly given our manufacturing and sales of branded and generic products; risks associated with acquisitions, mergers and joint ventures, such as difficulties integrating businesses, uncertainty associated with financial projections, projected synergies, restructuring, increased costs, and adverse tax consequences; the adverse impact of substantial debt and other financial obligations on the ability to fulfill and/or refinance debt obligations; risks associated with relationships with employees, vendors or key customers as a result of acquisitions of businesses, technologies or products; our compliance with federal and state healthcare laws, including laws related to fraud, abuse, privacy security and others; risks of the generic industry generally; generic product competition with our branded products; uncertainty associated with the development of commercially successful branded pharmaceutical products; uncertainty associated with development and approval of commercially successful biosimilar products; costs and efforts to defend or enforce technology rights, patents or other intellectual property; expiration of Actavis’ and Allergan’s patents on our branded products and the potential for increased competition from generic manufacturers; risks associated with owning the branded and generic version of a product; competition between branded and generic products; the ability of branded product manufacturers to limit the production, marketing and use of generic products; Actavis’ and Allergan’s ability to obtain and afford third-party licenses and proprietary technology we need; Actavis’ and Allergan’s potential infringement of others’ proprietary rights; our dependency on third-party service providers and third-party manufacturers and suppliers that in some cases may be the only source of finished products or raw materials that we need; Actavis’ competition with certain of our significant customers; the impact of our returns, allowance and chargeback policies on our future revenue; successful compliance with governmental regulations applicable to Actavis’ and Actavis’ respective third party providers’ facilities, products and/or businesses; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; Actavis’ and Allergan’s vulnerability to and ability to defend against product liability claims and obtain sufficient or any product liability insurance; Actavis’ and Allergan’s ability to retain qualified employees and key personnel; the effect of intangible assets and resulting impairment testing and impairment charges on our financial condition; Actavis’ ability to obtain additional debt or raise additional equity on terms that are favorable to Actavis; difficulties or delays in manufacturing; our ability to manage environmental liabilities; global economic conditions; Actavis’ ability to continue foreign operations in countries that have deteriorating political or diplomatic relationships with the United States; Actavis’ and Allergan’s ability to continue to maintain global operations; risks associated with tax liabilities, or changes in

U.S. federal or international tax laws to which we are subject, including the risk that the Internal Revenue Service disagrees that Actavis is a foreign corporation for U.S. federal tax purposes; risks of fluctuations in foreign currency exchange rates; risks associated with cyber-security and vulnerability of our information and employee, customer and business information that Actavis stores digitally; Actavis’ ability to maintain internal control over financial reporting; changes in the laws and regulations, affecting among other things, availability, pricing and reimbursement of pharmaceutical products; the highly competitive nature of the pharmaceutical industry; Actavis’ ability to successfully navigate consolidation of our distribution network and concentration of our customer base; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; developments regarding products once they have reached the market and such other risks and uncertainties detailed in Actavis’ periodic public filings with the SEC, including but not limited to Actavis’ Annual Report on Form 10-K for the year ended December 31, 2014, as amended from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Allergan, Actavis has filed with the SEC a registration statement on Form S-4, including Amendment No. 1 thereto, that contains a joint proxy statement of Actavis and Allergan that also constitutes a prospectus of Actavis. The registration statement was declared effective by the SEC on January 26, 2015. Each of Actavis and Allergan commenced mailing the joint proxy statement/prospectus to its shareholders or its stockholders on January 28, 2015. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Allergan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis are available free of charge on Actavis’ internet website at www.Actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Allergan are available free of charge on Allergan’s internet website at www.Allergan.com or by contacting Allergan’s Investor Relations Department at (714) 246-4766.

Participants in the Merger Solicitation

Actavis, Allergan, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Allergan shareholders in connection with the proposed merger is set forth in the joint proxy statement/prospectus. Information about the directors and executive officers of Allergan is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 26, 2014 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in Actavis’ proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014 and certain of Actavis’ Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

FIRING ON ALL CYLINDERS

WHILE EXECUTING STRATEGIC ACQUISITIONS

Eluxadoline for IBS-D Adds Dalvance™ – Exclusive option to Creates #1 Generics

Novel treatment for skin acquire relamorelin Company in the UK; #3

PDUFA Q2 2015 infections caused by position in the supply of

MRSA to Actavis Potent, best-in-class UK pharmaceuticals

Expands IBS franchise anti-infectives portfolio Phase 2 ghrelin post-Allergan close agonist for treatment

Complements Teflaro® of diabetic Portfolio of exclusive

and AVYCAZ gastroparesis and semi-exclusive

generic products

Pipeline: One Dose Phase 2b clinical trial

formulation and initiation expected

Osteomyelitis indication early 2015

PREPARING FOR 2015:

INTEGRATION MILESTONES

Synergy Capture Leadership Defined; Defined Planning for and Accelerated Communicated Capture

Shareholder Debt and Equity Preparing Approval Vote: Offering to Operate March 10th Upcoming as 1 Company

– Day 1

Top Priority:

Maintaining Business Momentum

ALLERGAN FACILITIES COMPLEMENT WORLD-CLASS ORGANIZATION WITH TREMENDOUS CAPABILITIES

Capabilities

R&D Mfg.

IR Oral Solids

ER Oral Solids

Semi Solids & Liquids

Rings/Suppositories

Transdermals

Injectables

Biologics/Biosimilars

Inhalation AGN

Ophthalmics/Otics AGN AGN

Complemented by Allergan Assets

Allergan biologic expertise + Actavis Biologics (formerly Eden Biodesign)

Fills the few remaining gaps in Actavis capabilities

GLOBAL GENERIC STRATEGY

PRIORITIZE OPPORTUNITIES

Focus on the right markets

Where Actavis is strong and positioned to compete

Markets with significant growth potential

Businesses that offer positive synergies with Allergan assets

Focus on the right segments

INN generics, where it is profitable

Building durable OTC and Branded Gx franchises

Select Rx Brands – niche or mature where it complements

Optimize flat or declining businesses

Maximize profit

Exit if limited long-term potential

Shift resources to the best opportunities

2015 KEY BUSINESS DRIVERS

Key Products

Gx Lidoderm®, Gx Concerta®: Assumes one competitor each in 2015

Product launches: Gx Intuniv®, Gx Oxycontin®, Gx Celebrex®, Gx Pulmicort®

Risk adjusted opportunities: Gx Epiduo®, Gx Fortesta®

Business Initiatives

Launch of US Injectable Hospital Business in January

Closing on Auden McKenzie late Q1/early Q2

International OTC expansion and branded generics strategy

Upside Opportunities

Revenue synergies with Allergan business

Lower Gx price erosion than forecasted

Other PIV patent challenges and undisclosed launches

HIGHLIGHTS OF COMBINED COMPANY
BRANDED PIPELINES

Actavis

- Namzaric (approved December 2014)
- AVYCAZ
- Levonorgestrel-releasing intrauterine system (LNG20)
- Viibryd Low-Dose
- Eluxadoline
- Cariprazine
- Esmya
- Sarecycline
- Teflaro Bacteremia
- Relamorelen

ALLERGAN

- BOTOX CFL Asia
- BOTOX Forehead Lines
- BOTOX Spasticity Adult LL, Adult UL, Ped LL, Ped UL
- RESTASIS® EU
- BIMATOPROST SR
- DARPin® AMD
- SEMPRANA® Headache
- LATISSE® Brow
- Oxymetazoline Rosacea
- ACZONE® X
- SER-120
- OZURDEX® RVO China
- LASTACAFT® Japan

Source: Allergan Investor Presentation

130

Actavis

SOLID FOUNDATION FOR 2015

WE WILL CREATE GROWTH PHARMA

Actavis

Strong Actavis Q4 and 2014 forms foundation for 2015

Outlook for Standalone Actavis demonstrates organic growth

R&D portfolio – Brands and Generics – to drive long-term sustainable growth

Allergan

2014 Reported Results Demonstrates Strength of Allergan business

R&D pipeline strong and complementary

Actavis + Allergan

Strongly positioned to support commitments to organic growth

Pre-integration planning ahead of schedule – prepared for Day 1 close

Plans to capture synergy targets well-defined

Combined Management team prepared for execution

ACTAVIS + ALLERGAN DEFINES GROWTH PHARMA

GROWTH 2015 – 2018 Revenue CAGR

BIOPHARMA

2015E P/E 21x 19x 32x 18x 22x 15x 18x 10x 17x 16x 14x 21x 13x 15x 13x 17x 30x 14x 17x 11x

2015 Rev ($bn) 9 11 23 16 6 16 23 52 29 21 56 44 21 10 39 17 41 15 48 25 20

17%

16% Big BioPharma

10% branded

14%

12% business Spec Pharma

CAGR

12% 10% Generics

10% 8% 8%

8% 7% 7%

6% 6%

6%

4% 4% 4% 4%

4% 3% 3% 3% 3% 3%

2%

1% 1% 0% 2%

0

Source: FactSet and equity research as of 11/14/14

ACTAVIS + ALLERGAN DELIVERS on the

5 CHARACTERISTICS of “GROWTH PHARMA”

Diversified revenue stream and exceptional global commercial footprint

Sustainable commercial franchises – unique generics and brands with extended IP protection

Productive Investment in R&D; Core Competence in development-focused portfolio expansion

Highly-efficient SG&A spending

Experienced management driving culture focused on growth

“ GROWTH PHARMA “

Defined:

Performance measured in terms of revenue growth compared to the discovery-based biopharmaceutical sector

SUSTAINABLE BRAND FRANCHISES

$15 Billion Combined Global Brand Portfolio

Franchise-focused strategy

	Dermatology & Aesthetics	CNS	Ophthalmology	Women's Health & Urology	GI & Cystic Fibrosis	Cardio	Anti-infectives & Est. Brands
ACTAVIS	DORYX (doxycycline hyclate delayed-release tablets) 200 mg Cordran Tape	Namenda (memantine HCl) tablets Namenda XR Namzaric Saphris (asenapine) sublingual tablets 5 and 10 mg Viibryd vilazodone HCl Fetzima levomilnacipran ER capsules		Lo Loestrin Fe ESTRACE CREAM (estradiol vaginal cream, USP 0.01%) RAPAFLO (silodosin) capsules	Linzess (linaclotide) capsules Asacol HD (mesalamine) delayed-release tablets DELZICOL (mesalamine) delayed-release capsules 400 mg Zenpep (pancrelipase)	Bystolic (nebivolol) tablets	Teflaro (ceftaroline fosamil) for injection Dalvance (dalbavancin) for injection
ALLERGAN	Botox Juvéderm Latisse	Botox	Restasis Alphagan P Lumigan	Botox			
	~$3 Billion+	~$3 Billion+	~$3 Billion+	~$1 Billion+	~$1 Billion+	~$1 Billion+	

147

Actavis

CREATING ONE COMPANY

MAXIMIZING GLOBAL EQUITY

Parent Entity

Brand Product Portfolio

Select Brands Geographic Product Regions Portfolio and Product Portfolios

One Company Unified Management Team Single Employee Culture

CREATING the MOST DYNAMIC COMPANY in

GROWTH PHARMA

~$23B 10+% >30K DOUBLE

DIGIT

global revenue branded revenue employees accretion growth target

An Exceptional Company by the Numbers

~$1.7B ~$147B ~$8B $25 EPS

R&D spend enterprise value free cash flow in 2016 2017 aspiration